Exhibit 99.1

PowerBank Closes U.S.$4.2 Million Strategic Investment from New Institutional Investors to Advance U.S. Federal Projects

TORONTO, July 1, 2026 /PRNewswire/ - PowerBank Corporation (NASDAQ: PBK) (Cboe CA: PBK) (FSE: 103) (“PowerBank” or the “Company”), a leader in independent energy development and asset ownership in North America, today announced that it has closed it’s previously announced registered direct offering of 7,000,000 common shares of the Company with two new long term institutional investors (the “Offering”). U.S.$4.2 million was funded upon the closing of the Offering, before deducting placement agent fees and other estimated Offering expenses.

The Company intends to use the net proceeds from the Offering for delivery of its independent power producer (“IPP”) project portfolio, working capital and general corporate purposes.

A.G.P./Alliance Global Partners acted as sole placement agent for the Offering.

The securities described above were offered pursuant to an effective shelf registration statement on Form F-10 (File No. 333-287070) which became effective on May 9, 2025. The Offering was made only by means of a prospectus which is part of the effective registration statement. The Company has filed a prospectus supplement and the accompanying prospectus relating to the Offering with the Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website located at http://www.sec.gov, and with the applicable securities regulatory authorities in Canada. Electronic copies of the prospectus supplement and the accompanying prospectus may be obtained from A.G.P./Alliance Global Partners, 590 Madison Avenue, 28th Floor, New York, NY 10022, or by telephone at (212) 624-2060, or by email at prospectus@allianceg.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy the securities described above, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About PowerBank Corporation

PowerBank Corporation (NASDAQ: PBK | Cboe CA: PBK) is a vertically integrated and independent North American energy company helping to power the digital economy. The Company develops, builds, owns, and operates solar and battery energy storage systems that deliver reliable and resilient power to the electricity grid, commercial and industrial clients, and municipal and residential off-takers. As AI and digital infrastructure drive unprecedented electricity demand, PowerBank is uniquely positioned to deliver the speed, scale, and energy independence that the next generation of power consumers requires, without waiting years for permitting and grid interconnection. The Company has a potential development pipeline of over one gigawatt and has developed energy projects with a combined capacity of over 100 megawatts built. To learn more about PowerBank, please visit www.powerbankcorp.com.

Forward-Looking Statements

This news release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, “projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this news release contains forward-looking statements pertaining to the anticipated use of proceeds of the Offering and future growth prospects of the Company. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Contact:

Investors: ir@powerbankcorp.com